EXHIBIT 19

Tilray, Inc.

INSIDER TRADING AND TRADING WINDOW POLICY As Amended BY THE BOARD OF DIRECTORS

(2021)

I.	Introduction

This policy determines acceptable transactions in the securities of Tilray, Inc. (the “Company”) by our employees, directors and consultants. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a “tippee”).

II.	Insider Trading Policy

A.	Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under the Company’s employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock is fully subject to these restrictions.

B.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s stock or would likely be considered important, or “material,” by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

a.	financial results or forecasts;

b.	major new products or processes;

c.	acquisitions or dispositions of assets, divisions, companies, etc.;

d.	pending public or private sales of debt or equity securities;

e.	declaration of stock splits, dividends or changes in dividend policy;

f.	major contract awards or cancellations;

g.	scientific, clinical or regulatory results;

h.	top management or control changes;

a.	possible tender offers or proxy fights;

b.	significant writeoffs;

c.	significant litigation;

xx.	impending bankruptcy;

lllllllllllllllllllllllllllllllllllllll.	gain or loss of a significant license agreement or other contracts with customers or suppliers;

mmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmmm.	pricing changes or discount policies;

nnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnnn.	corporate partner relationships; and

ooooooooooooooooooooooooooooooooooooooo.	notice of issuance of patents.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

III.	Stock Trading by Officers and Directors and Other Members of Management

Because the officers and directors and certain members of management of the Company are the most visible to the public and are most likely, in the view of the public, to possess inside information aboutthe Company, we require them to do more than refrain from insider trading. We require that they limit theirtransactions in the Company’s stock to defined time periods following public dissemination of quarterly and annual financial results and notify and receive prior approval from both the Chief Financial Officer and the Global General Counsel, prior to engaging in transactions in the Company’s stock.

A.	Covered Insiders

The provisions outlined in this stock trading policy apply to all officers and directors of the

Company. In addition, certain members of management and other employees, including any controller or member of the accounting and finance team involved in the preparation of Company financial statements, or such other individuals who are designated by the President or the Chief Financial Officer and Global General Counsel and informed of such designation, are subject to this policy because of their access to sensitive Company information. Generally, any entities or family members whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B.	Window Period

Generally, except as set forth in this paragraphs B, C, D and F of this policy, officers and directors and other members of management may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual or quarterly financial results and closes at the end of trading on the last trading day at the end of the Company’s fiscal a quarter. This window period may be closed early or may not open if, in the judgment of the Company’s President, Chief Financial Officer and Global General Counsel, there exists undisclosed information that would make trades by members of the Company’s management and directors inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. An officer or director or other member of management who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer and Global General Counsel. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently bequestioned.

C.	Exceptions to Window Period

1.

ESPP/Option Exercises. Officers and other members of management who are eligible to do so may purchase stock under any Company Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period. Directors and officers and other members of management may exercise options for cash granted under the Company’s stock option plans without restriction to any particular period. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options or pursuant to the ESPP is subject to all provisions of this policy.

2.

10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director, officer or other member of management that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of inside information about the Company and the Company had not imposed any trading blackout period. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan. All Company persons designated as reporting persons under Section 16 of the Exchange Act by the Board of Directors are required to conduct purchases or sales pursuant to Trading Plans. All Trading Plans shall be subject to a 30-day cooling off period between the date of adoption of a Trading Plan and the date of the first transaction.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, officers and directors and other members of management may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan, or other transfer of beneficial ownership without first obtaining pre- clearance of the transaction from the Company’s Chief Financial Officer and Global General Counsel (each, a “Clearing Officer”) at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if so, will direct the Compliance Coordinator (as identified in the Company’s Section 16 Compliance Program) to assist in complying with the reporting requirements underSection 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within five business daysshall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion,shorten such period of time.

E.	Prohibition of Speculative or Short-term Trading

No officer, director or other members of management may engage in short sales, transactions in put or call options, hedging transactions, margin accounts, pledges or other inherently speculative transactions with respect to the Company’s stock at any time.

F.	Short-Swing Trading/Control Stock/Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company’s Section 16 Compliance Program, and any notices of sale required by Rule 144.

IV.	Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not trade in the Company’s stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

V.	Penalties

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this policy should contact his or her own attorney or the Company’s Chief Financial Officer and Global General Counsel.